

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

March 10, 2016

<u>Via E-mail</u>
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 26, 2015**
> **Filed November 23, 2015**
> **File No. 1-35672**

Dear Mr. Miles:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Melissa N. Rocha

                                        Melissa N. Rocha
                                        Senior Assistant Chief Accountant

                                        Office of Manufacturing and
                                        Construction